Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 28, 2014

Autocallable Notes

BARCLAYS

These Notes are designed to provide the potential for enhanced yield in the form of a call premium in exchange for full principal at risk with contingent downside protection.

Autocallable Notes ("Notes") provide the potential for an enhanced return in the form of a contingent call premium that is tied to the performance of a specified reference asset. If the reference asset closes at a level equal to or greater than the specified call level on the related call observation date(s), the Notes are redeemed early and the investor receives their principal amount invested plus the applicable call premium (in other words, the Notes become subject to the "automatic call feature"). Otherwise, no payment is received on the Notes. If the Notes are not subject to the automatic call feature, at maturity the investor's principal amount invested is at risk if the reference asset's level drops beyond a specified level (which we refer to as the "barrier level"). In such a scenario, investors may lose some or all of the principal amount invested. As such, investors in the Notes must be (i) willing to forgo any appreciation of the reference asset beyond the call premium, (ii) willing to accept the possibility of redemption of their Notes prior to the stated maturity date and (iii) willing to accept full downside exposure to the reference asset if the level of the reference asset at maturity falls below the barrier level.

The Notes can be structured to provide exposure to a range of asset classes, including equities, commodities, currencies and interest rates. Typically, the reference asset is an exchange-traded fund, equity-linked index, single stock or a basket consisting of the foregoing.

Hypothetical Terms*

Call Premium	10.00% per annum. **The call premium accrues annually during the three-year term of the Note.**
Payment Upon Call Or At Maturity	If the Notes are called on any call payment date, investors will receive their principal invested *plus* the related call premium. The Notes will be called if on any annual call observation date, the closing level of the reference asset on such date is equal to or above the specified call level. If the Notes are not called, the maturity payment will equal: • If the reference asset is greater than or equal to 80% of its initial level (the barrier level), the principal invested; or • If the reference asset is less than the barrier level, the principal invested *plus* the product of (i) the principal invested *times* (ii) the reference asset return (which will be negative). The reference asset return is equal to the performance of the reference asset as measured from its initial level (the closing level on the trade date) to its final level (the closing level at maturity). **In this scenario, investors will be fully exposed to the negative performance of the reference asset and will lose some or all of their principal amount invested.**

Illustrative Scenario Analysis*



At each call observation date
Is the reference asset at or above 100% of initial level (the "call level")?
Yes
Note called, full principal amount invested and call premium due The call premium is equal to 10% per annum multiplied by the full principal amount invested.
No
Notes are not called and continue to the next observation date. No payment is due.
At Maturity
Is the closing level the reference asset at or above 100% of initial level (the "call level")?
Yes
Note called, full principal amount invested and call premium due The call premium is equal to 10% per annum multiplied by the full principal amountinvested.
No
Is the closing level of the reference asset at or above 80% of the initial level (but less than 100% of the initial level)?
Yes
Note is redeemed and full Principal Amount is due. Investor receives their full principal invested but no return on theirinvestment.
No
Investor receives: the Principal Amount invested plus the principal amount invested multiplied by the reference asset return. The investor will lose some or all of their principalinvested.

****The description and terms above are for illustrative purposes only and are not intended to completely describe how an investment works or to detail all of the terms, risks and benefits of a particular investment. The return profiles can change. Please refer to the offering documents and related materials of a particular investment for a comprehensive description of the structure, terms, risks and benefits related to that investment. Investors should review the section headed "Risk Factors" or equivalent of the applicable offering documents for a complete description of the risks associated with a particular investment.*** The structured investment discussed herein is not suitable for all investors. Structured investments are not conventional debt securities. They are complex in nature and the specific terms and conditions will vary for each offering. Prospective investors should evaluate their financial objectives and tolerance for risk prior to investing in any structured investment. Such investments are not bank deposits but are senior, unsecured debt obligations of the issuer and all returns and any principal amount due at maturity are subject to the applicable issuer credit risk.

Important Information SEC Registered (Public) Offerings The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the SEC registered offerings by that issuer, to which this communication relates. Before you invest, you should read the prospectus in the applicable registration statement and the other documents the issuer, has filed with the SEC for more complete information about the issuer, and offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request a prospectus and any other documents related to the offerings, either in hard copy or electronic form, by calling toll-free +1 888 227 2275 (Extension 2-3430) or by calling your sales representative. The SEC registered offerings described in this brochure are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency, or instrumentality. Investment Information This factsheet does not, by itself, constitute an offering of any specific structured investment. Any figures or terms provided in this factsheet are sample product terms, illustrative and are no indication of what actual terms or returns will be. This factsheet does not consider the effect taxes and fees will have on your returns. The terms of each product vary from offering to offering. Before making an investment in any product, you should obtain and carefully read the legal documents relating to that product offering, which will contain additional information needed to evaluate the investment and provide important disclosures regarding risks, fees and expenses. Additionally, such legal documents will contain the only complete description, terms and conditions of that product. Certain Risk Considerations Some of the risks related to the Notes, specifically, and structured investments, generally, are described below. Before investing in any structured investment, you should read the relevant prospectus or offering document for a detailed explanation of the terms, risks, tax treatment and other relevant information of the investment. We also urge you to consult your financial, tax and legal advisors before investing. You May Lose Some or All of Your Initial Investment If the closing value of the reference asset at maturity is lower than a predetermined barrier level/value, the Notes expose investors to the same downside risk as the reference asset. You could lose some or all of your principal invested, and the coupons paid on the Notes may not be sufficient to offset any such losses at maturity. Issuer Credit Risk Any payment to be made on the structured investments, including any payment of principal, depends on the ability of the issuer to meet its obligations as they come due. As a result, the actual and perceived creditworthiness of the issuer may affect the market value of the structured investment. In the event the issuer was to default on its obligations, you may not receive the amounts owed to you under the terms of the structured investments. No Rights to the Reference Asset As a holder of the Notes, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any reference asset or components of the reference asset would have. Potential Early Exit The Notes are subject to an automatic call feature which provides that the Issuer will redeem the Notes on a pre-determined date(s) if the closing value on such date is equal to or greater than the value set on the trade date. If the Notes are automatically called prior to the stated maturity date, you may not be able to reinvest any amounts received on the call settlement date in a comparable investment with similar risk and yield. Limited Liquidity You should be willing to hold the structured investments to maturity. There may be little or no secondary market for a particular structured investment. If the applicable offering document(s) so specifies, the issuer may intend to make a secondary market in the structured investments. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the structured investments. If you sell structured investments prior to their maturity, you may have to sell them at a substantial loss. Certain Built-in Costs are Likely to Adversely Affect the Value of the Structured Investments Prior to Maturity The original issue price of a structured investment includes the agent’s commission and the cost of hedging the issuer’s obligations under the structured investments. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which the issuer or an affiliate of the issuer will be willing to purchase structured investments from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the structured investment could result in a substantial loss to you. Market Risk/Price Volatility/Historical Results Not Indicative of Future Performance Movements in value of the reference asset and the respective components, if applicable, are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the value of the reference asset will rise or fall during the term of the structured investment. The historical or hypothetical performance of the reference asset should not be taken as an indication of the future performance of the reference asset. Changes in the value of the reference asset will determine the maturity payment on the structured investment. Therefore, you may receive less, and potentially substantially less, than the principal invested if the value of the reference asset declines. As such, you should be willing and able to bear the loss of some or all of the principal invested. In addition to the value of the reference asset on any day, the market value of the structured investment will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the reference asset or its underlying components, if applicable; the time to maturity of the structured investments; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory or judicial events; supply and demand for the structured investments; and the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer At Maturity, You Must Be Willing and Able to Own Shares of the Reference Asset, if Applicable, that are Worth Substantially Less Than Their Initial Price At maturity, instead of paying you a cash amount, the issuer may have the right to deliver to you a fixed number of shares of the reference asset, if applicable, with a market value that may be substantially less than the value of such shares on the trade date. Before investing in the Notes, you should be willing to own, at maturity, shares of the reference asset that are worth substantially less than the value of such shares when you purchased your Notes. Potential Return is Limited to the Call Premium The return on the Notes is limited to call premium, if any, that may be due if the Notes are subject to the Automatic Call feature. You will not participate in any appreciation in the value of the reference asset above the percentage represented by the applicable callpremium The Payment at Maturity Is Based on the Value of the Reference Asset at Maturity If the closing value of the reference asset at maturity is less than a predetermined barrier level/value, then your principal invested will be subject to such loss. The payment at maturity is not based on any value of the reference asset at any time other than the closing value at maturity. Therefore, if the value of the reference asset drops precipitously at maturity, the value of the payment at maturity on your Notes that you receive (whether in the form of a cash payment or shares of the reference asset, if applicable), if any, will be significantly less than it would have been had your payment at maturity been linked to the value of the reference asset at a time prior to such drop. Potential Conflicts of Interests The issuer of a structured investment and its affiliates may serve in a variety of roles in connection with the investment including acting as could serve as the calculation agent and hedging the issuer’s obligation under the investment. The calculation agent will make determinations related to the structured investments, including calculating the amounts payable to you under the structured investments and making judgments related to the levels or values or any other affected variable under certain circumstances. In performing these duties, the economic interests of the issuer and its affiliates are potentially adverse to your interests as an investor in the structured investments. In addition, the Wealth and Investment Management division of Barclays Capital Inc. (“WIM”), may offer structured investments issued by Barclays Bank PLC, an affiliate of WIM, to its clients and be compensated for doing so. WIM, functioning in the United States through Barclays Capital Inc., will be acting as agent for Barclays Bank PLC in connection with the distribution of such structured investments to you and, as such, its role may create a potential conflict of interest. WIM is not acting as your agent or investment adviser, and is not